                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of January, 2003

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                Form 20-F    X                 Form 40-F ________

                          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                  Yes:  _________                  No:    X
                                                       -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________

Relevant Event dated January 29, 2003.
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         API ELECTRONICS GROUP INC.
                                         (Formerly Investorlinks.com Inc.)

Date:  January 30, 2003                  By:  /s/ Jason DeZwirek
       ----------------                      -----------------------------------
                                         Jason DeZwirek, Chairman of the Board,
                                         Executive V.P., Secretary and Director

                                              QUARTERLY AND YEAR END REPORT

[LOGO]  British Columbia Securities Commission BC                  FORM   51-901
 BCSC                                          (previously Form 61)

     Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

--------------------------------------------------------------------------------------------
ISSUER DETAILS                                                             DATE OF REPORT
                                                      FOR QUARTER           YY    MM  DD
NAME OF ISSUER                                        ENDED                 2003  01  29
API ELECTRONICS GROUP INC.                            2002/11/30
--------------------------------------------------------------------------------------------
ISSUER ADDRESS
505 UNIVERSITY AVENUE, SUITE 1400
--------------------------------------------------------------------------------------------
CITY                       PROVINCE      POSTAL       ISSUER FAX NO.      ISSUER TELEPHONE
TORONTO                    ON            CODE         416-593-4658        NO.
                                         M5G 1X3                          416-593-3000
--------------------------------------------------------------------------------------------
CONTACT NAME                             CONTACT POSITION                 CONTACT
JASON DEZWIREK                           CHAIRMAN                         TELEPHONE NO.
                                                                          416-593-6543
--------------------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                    WEB SITE ADDRESS
jason@kaboose.com                        www.api-electronics.com
-----------------                        -----------------------
--------------------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------------------
    DIRECTOR'S SIGNATURE     PRINT FULL NAME                             DATE       SIGNED
 .  "JASON DEZWIREK"         JASON DEZWIREK                               YY    MM    DD
                                                                         2003   01    29
--------------------------------------------------------------------------------------------
    DIRECTOR'S SIGNATURE     PRINT FULL NAME                             DATE       SIGNED
 .  "PHILLIP DEZWIREK"       PHILLIP DEZWIREK                             YY    MM    DD
                                                                         2003   01    29
--------------------------------------------------------------------------------------------

                                  SCHEDULE "A"

                              FINANCIAL INFORMATION

See attached unaudited consolidated financial statements of API Electronics Group Inc. (the "Company") for the six months ended November 30, 2002.

                                  Schedule "B"

See attached unaudited consolidated financial statements of the Company for the six months ended November 30, 2002.

                                  SCHEDULE "C"

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
API Electronics Group Inc. ("API" or "Company") is a leading manufacturer of electronic components and microelectronic circuits with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base.

API's business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. To this end, on May 31, 2002, API acquired all the outstanding shares of the privately-held "Filtran Group" (Filtran Inc. of Ogdensburg, New York; Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited all of Nepean, Ontario, Canada). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The acquisition broadens API's product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

Consolidated Results of Operations
Six months ended November 30, 2002 compared to November 30, 2001

Sales Revenue
The Company continued to record strong sales growth during the six months ended November 30, 2002. Revenues increased by 110.0% to $3,444,311 from $1,639,853 posted in the six months ended November 30, 2001. The growth during the period was attributed to the Filtran Group's sales revenue in the amount of $2,072,894 reflected in API's operations for the first time.

Cost of Goods Sold and Gross Margin
The cost of goods sold was 74.2% of sales in 2002 compared to 72.8% of sales in 2001. Accordingly, the gross margin for 2002 period of 25.8% was in line with the 27.2% gross margin in the 2001 period.

The Company was able to maintain its gross margin percentage during the 2002 period, despite competitive pressures, through ongoing cost reduction initiatives.

Selling Expenses
Selling expenses increased from $167,924 for the six months ended November 30, 2001 to $291,159 for the six months ended November 30, 2002. As a percentage of sales the 2002 selling expenses came in at 8.5% an improvement over the 10.2% posted in 2001. The 74% increase in selling expenses is consistent with the 110% increase in sales revenue.

General and Administrative Expenses
General and administrative expenses increased substantially from $369,372 for the 2001 period to $718,969 incurred during the 2002 period. As a percentage of sales, the 2002 general and administration expenses were 20.8% compared to 22.5% in 2001.

Several components of general and administrative expenses saw increases as a direct result of API's new status as a public company. Professional fees of $133,057 (2001 - $29,423), public relations of $4,572 (2001 - $NIL), and shareholder information of $19,103 (2001 - $470) all increased substantially and were attributable to increased costs that are inherent with public company compliance. In addition, the May 31, 2002 acquisition of the Filtran Group (note 1b in the notes to the consolidated financial statements) resulted in increased general and administrative expenses for API. Several components saw increases as follows: Office salaries - $123,334 (2001 - $33,500), consulting - $43,191 (2001
- $14,486), rent - $19,071 (2001 - $1,268), telephone - $22,450 (2001 -
$15,311).

In addition, depreciation and amortization rose to $113,628 (2001 - $15,014) as a result of the overall increase in the Capital and Intangible Asset base arising from the acquisition of the Filtran Group.

Business development and investor relations saw a large decrease from $154,002 in the six months ended November 30, 2001 to $54,697 in the six months ended November 30, 2002. The 2001 period saw major one-time expenses (business plan, investor marketing and awareness) of approximately $105,000 when API first became a public company).

Management continues to emphasize efficiencies and control of overheads.

Other Income and Expense
Other income increased from $59,128 for the period ended November 30, 2001 to $69,278 for the period ended November 30, 2002. Included in 2002 is a $40,025 gain earned through the early repayment of an amount owing on the promissory note issued in connection with the Filtran Group acquisition. Other expense relates to interest on long-term debt and the Company saw a substantial increase from $18,825 in 2001 to $59,949 in 2002. The increase is attributed to the addition of debt in the form of the promissory note that added $48,158 of interest expense.

Consolidated Results of Operations
Six months ended November 30, 2002 compared to November 30, 2001
Net Income / Loss
The Company incurred a net loss for the six months ended November 30, 2002 year of $112,347($0.007/share) compared to a net loss of $81,498($0.01/share) for the six months ended November 30, 2001.

Liquidity and Capital Resources
Summary
At November 30, 2002, the Company had cash reserves of $593,943 compared to $1,408,637 as at May 31, 2002.

At November 30, 2002 working capital, the excess of current assets over current liabilities totalled $2,973,936 compared to $2,148,073 at May 31, 2002. The current ratio at November 30, 2002 was 3.6:1 compared to 2.0:1 at May 31, 2002. The quick ratio (which excludes inventory and prepaid expenses from current assets) is 1.7:1 at November 30, 2002 compared with 1.1:1 as at May 31, 2002. The increase in the current and quick ratio is attributed primarily to the increased sales level and cash received from a private placement.

Inventory rose 12.5% from $1,852,483 as at May 31, 2002 to $2,084,211 as at
November 30, 2002. Accounts receivable increased 9.2% from $1,073,058 as at May 31, 2002 to $1,172,341 as at November 30, 2002. Accounts payable rose 18.9% from $874,269 at May 31, 2002 to $1,039,711 as at November 30, 2002. Inventory, accounts receivable and accounts payable are the major working capital components and their increase is consistent with higher sales and production levels.

Long-term debt (current and long-term portion) decreased substantially from $2,371,831 at May 31, 2002 to $1,303,325 at November 30, 2002. This decrease resulted primarily from the repayment of the promissory note in the amount of $995,926.

The debt to equity ratio improved to 0.24 as at November 30, 2002 compared to
0.53 as at May 31, 2002.

Cash Flow
Cash generated (used) in operating activities increased from ($262,957) for the six months ended November 30, 2001 to ($330,543) for six months ended November 30, 2002.

The major source of cash in 2002 was provided by the issue of 500,000 units of share capital that provided $1,175,000 in cash.

The major use of cash during 2002 was the purchase of capital assets in the amount of $285,715 and the repayments of bank indebtedness $284,488 and long-term debt repayments of $1,068,506.

Financings
On June 19, 2002, the Company completed a $1,175,000 private placement offering of 500,000 units at a price of $2.35 per unit. Each unit consists of one common share and one warrant. The warrants expire on June 30, 2004 and entitles the holders to purchase one additional common share at a price of $3.00 per share. Proceeds from the private placement will be used for general working capital purposes and to fund ongoing acquisition activities.

Subsequent Events
On December 17, 2002, the Company signed a letter of intent to acquire TM Systems Inc. of Albertson, New York. The acquisition is pending the completion of due diligence by the Company and the signing of a definitive purchase agreement. It is anticipated that the purchase will be an all cash acquisition in the amount of $3,000,000 with adjustments if certain sales revenues are not met. Although the acquisition is expected to close in early 2003, there can be no assurance that the purchase will be consummated.

The acquisition is also contingent upon a minimum private placement financing of $2.4 million which was announced December 19, 2002. Under the terms of the financing, a minimum of 6 million units (and up to 8 million) will be offered with each unit consisting of one common share at $0.40 per share and a half-share purchase warrant. Each full share purchase warrant will entitle the holder to acquire one common share at a price of $0.60 for a period of two years following closing.

Risks
The Company is exposed to a variety of risks in its operations. These include operational, currency, foreign operations, credit, and interest rate. Steps have been taken in all areas to mitigate these risks.

                 API Electronics Group Inc.
                 Consolidated Interim Financial Statements
                 Second Quarter
                 For the six month period ended November 30, 2002
                 (Unaudited)
                 Expressed in US$

                                                      API Electronics Group Inc.
                                                                  Balance Sheets
                                                                     (Unaudited)
                                                              (Expressed in US$)

                                                     November 30         May 31
                                                            2002           2002
-------------------------------------------------------------------------------
Assets

Current
    Cash                                             $   593,943    $ 1,408,637
    Accounts receivable                                1,172,341      1,073,058
    Inventories (Note 2)                               2,084,211      1,852,483
    Marketable securities                                251,727              -
    Prepaid expenses                                      33,069         45,358
                                                     --------------------------

                                                       4,135,291      4,379,536
Capital assets (Note 3)                                2,998,856      2,867,382
Goodwill (Note 4)                                        962,529        962,529
Intangible assets (Note 5)                               293,142        325,712
                                                     --------------------------

                                                     $ 8,389,818    $ 8,535,159
===============================================================================

Liabilities and Shareholders' Equity

Current
    Bank indebtedness (Note 6)                       $         -    $   284,488
    Accounts payable                                   1,039,711        874,269
    Current portion of long-term debt (Note 7)           121,644      1,072,706
                                                     --------------------------

                                                       1,161,355      2,231,463
Future income tax liability (Note 8)                     537,190        530,000

Long term debt (Note 7)                                1,181,681      1,299,125
                                                     --------------------------

                                                       2,880,226      4,060,588
                                                     --------------------------

Shareholders' equity
    Share capital (Note 9)                             5,817,007      4,642,007
    Paid in capital                                      770,790        770,790
    Cumulative foreign exchange translation              (27,632)             -
    Deficit                                           (1,050,573)      (938,226)
                                                     --------------------------

                                                       5,509,592      4,474,571
                                                     --------------------------

                                                     $ 8,389,818    $ 8,535,159
===============================================================================

On behalf of the Board:
(signed) Jason DeZwirek                         Director
 ----------------------------------------
(signed) Phillip DeZwirek                       Director
 -------------------------------


  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                    Consolidated Interim Statement of Operations
                                                 and Retained Earnings (Deficit)
                                                                     (Unaudited)
                                                              (Expressed in US$)

                                                 Six Months Ended          Three Months Ended
                                                      November 30                 November 30
                                              -------------------          -------------------

                                               2002          2001           2002         2001
----------------------------------------------------------------------------------------------
Sales                                  $  3,444,311  $  1,639,853  $   1,802,716  $   714,837

Cost of sales                             2,554,859     1,194,358      1,339,571      597,871
                                       -------------------------------------------------------

Gross profit                                889,452       445,495        463,145      116,966

Expenses
  Selling expenses                          292,159       167,924        152,530       92,051
  General and administrative                718,969       369,372        357,918      279,416
                                       -------------------------------------------------------

                                          1,011,128       537,296        510,448      371,467
                                       ------------------------------------------------------

Operating Income                           (121,676)      (91,801)       (47,303)    (254,501)
                                       ------------------------------------------------------
Other (Income)
Expenses
  Other income                              (69,278)      (59,128)       (55,771)      (2,207)
  Interest expense                           59,949        18,825         28,966        7,295
                                       ------------------------------------------------------

                                             (9,329)      (40,303)       (26,805)       5,088
                                       ------------------------------------------------------

Income (loss) before income
   taxes                                   (112,347)      (51,498)       (20,498)    (259,589)

Income taxes                                      -        30,000              -       30,000
                                       ------------------------------------------------------

Net income (loss)                          (112,347)      (81,498)       (20,498)    (289,589)

Retained earnings (deficit),
   beginning of period                     (938,226)      (80,583)    (1,030,075)     127,508
                                       ------------------------------------------------------

Deficit, end of period                 $ (1,050,573)  $  (162,081)  $ (1,050,573)  $ (162,081)
==============================================================================================


==============================================================================================
Earning (loss) per share - basic       $     (0.007)  $     (0.01)  $     (0.001)  $    (0.03)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                           Consolidated Statements of Cash Flows
                                                                     (Unaudited)
                                                              (Expressed in US$)

                                                              Six Months Ended         Three Months Ended
                                                                   November 30                November 30
                                                           -------------------        -------------------

                                                            2002          2001          2002         2001
---------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operating activities
  Net income (loss) for the period                  $   (112,347) $    (81,498) $    (20,498) $  (289,589)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
         Amortization                                    186,811        75,068        94,292       37,534
      Net change in non-cash working capital
         balances (Note 10)                             (405,007)     (256,527)     (359,473)    (101,768)
                                                    -----------------------------------------------------

                                                        (330,543)     (262,957)     (285,679)    (353,823)
                                                    -----------------------------------------------------

Investing activities
  Capital assets                                        (285,715)     (116,650)     (117,273)    (105,972)
                                                    -----------------------------------------------------

Financing activities
  Cash acquired through reverse take-over,
  net of cost of acquisition                                   -     1,178,375             -    1,178,375
Issue of share capital                                 1,175,000         5,707                      5,707
Decrease in cumulative foreign translation               (27,632)            -       (11,454)           -
Bank indebtedness repayments                            (284,488)     (106,100)     (242,146)     (53,049)
Long-term debt repayments                             (1,068,506)      (63,012)   (1,014,944)    (104,269)
Increase in future income tax liability                    7,190             -           440            -

                                                    -----------------------------------------------------

                                                        (198,436)    1,014,970    (1,268,104)   1,026,764
                                                    -----------------------------------------------------

Net increase (decrease) in cash                         (814,694)      635,363    (1,671,056)     566,969

Cash, beginning of period                              1,408,637        41,073     2,264,999      109,467
                                                    -----------------------------------------------------

Cash, end of period                                 $    593,943  $    676,436  $    593,943  $   676,436
=========================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                            (Unaudited)(Expressed in US Dollars)


November 30, 2002 and 2001


Nature of Business                API Electronics Group Inc.'s ("the Company")
                                  business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisition and
Name Change                       On August 31, 2001, Investorlinks.com Inc.,
                                  a public company incorporated under the laws of the Province of Ontario, and API
                                  Electronics Inc. ("API Electronics"), a
                                  private company incorporated under the laws of the State of New York, completed the business combination referred to in Note 1(a) to the financial statements. Pursuant to Articles of Amendment dated September 10, 2001, the
                                  Company changed its name from
                                  Investorlinks.com Inc. to API Electronics
                                  Group Inc. As stated in Note 1(a), the
                                  business combination has been accounted for as a reverse take-over of the Company by API
                                  Electronics.

                                  On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. ("Filtran USA"), a private company incorporated under the laws of the State of New York; Filtran Limited ("Filtran Canada"), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited ("CDL"), a private company incorporated under the laws of Canada, Tactron Communications (Canada) Limited ("TCCL"), a private company incorporated under the laws of Ontario. Filtran USA, Filtran Canada, CDL, TCCL are known collectively as the "Filtran Group". The Filtran Group's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in
                                  Note 1 (b) to the financial statements.

Principles of Consolidation       The consolidated financial statements include
                                  the accounts of the Company (the legal
                                  parent), together with its wholly owned
                                  subsidiaries, API Electronics and the Filtran
                                  Group.

Basis of Presentation             These consolidated financial statements have
                                  been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

Revenue Recognition        Revenue is recognized when risk and title passes
                           to the customer, which is generally upon shipment of the product. Revenues from contracts are recognized on the percentage of completion basis, measured by the percentage of contract costs incurred to date compared to estimated total contract costs for each contract.

Inventory                  Raw materials are recorded at the lower of cost and
                           net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets             Capital assets are recorded at cost less accumulated
                           amortization and are amortized using the straight-line basis over the following years:

                            Buildings                                  20 years
                            Computer equipment                          3 years
                            Computer software                           3 years
                            Furniture and fixtures                      5 years
                            Machinery and equipment  Ranging from 5 to 10 years
                            Website development                         3 years

Goodwill Effective January 2002, the Canadian Institute of Chartered Accountants issued new accounting standards relating to accounting for goodwill and other intangible assets acquired in business combinations. Goodwill will no longer be required to be amortized, but is now subject to an annual test for impairment. Any impairment in the value of the goodwill is written off against earnings. Prior to 2002, goodwill was amortized on a straight-line basis over 5 years.

Intangible Assets          Intangible assets that have a finite life are
                           amortized over their estimated useful lives. The non-compete agreement is amortized using the straight-line basis over 5 years.

Income taxes               The Company accounts for income taxes under the
                           asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

Foreign Currency
  Translation               The consolidated financial statements are stated in
                            United States dollars, "the reporting currency". The transactions of the Company have been recorded during the period in Canadian dollars. The translation of Canadian dollars into United States dollars have been made at the year end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

                            The Filtran Group is a self-sustaining group that is translated at current rates of exchange. All exchange gains and losses are accumulated in the foreign exchange translation account on the balance sheet. The foreign exchange translation amount at November 30, 2002 was ($27,632).

Accounting Estimates        The preparation of these consolidated financial
                            statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Advertising Costs           The Company's policy is to expense advertising costs
                            as they are incurred. Advertising expenses included in selling expenses is $1,803 (2001 - $14,535).

Stock-Based
Compensation Plans          The Company has a stock-based compensation plan that
                            is described in Note 9(d). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

1.   (a)      Business Acquisition, Name Change and Share Consolidation

           On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for $2,600,000. The purchase price was satisfied by the issue of 6,500,000 units of the Company at $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrants exercisable at $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchased warrant exercisable at $ 0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the Company has accounted for the acquisition as a reverse take-over by API Electronics. Application of reverse take-over accounting results in the following:

             i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying values. The comparative figures are those of API Electronics.

             ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.

           The net assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

             Cash and cash equivalents                                       $ 1,213,248
             Marketable securities                                                 1,848
             Other current assets                                                122,305
             Capital assets                                                        3,559
             Current liabilities                                                (132,815)
                                                                             ------------

             Net assets acquired                                               1,208,145
             Less:  Cost of acquisition                                          (34,872)
                                                                             ------------

             Consideration attributed to share capital of shares issued      $ 1,173,273
                                                                             ============

            Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com.Inc. to API Electronics Group Inc. and consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share of the Company.

      (b)  Business Acquisition

           On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

           The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company's balance sheet as at May 31, 2002.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

1.   (b)      Business Acquisition (continued)
       The net assets acquired at fair value, as at May 31, 2002 are as follows:

           Cash                                                                 $    101,623
           Current assets                                                          1,204,202
           Capital assets                                                          1,984,492
           Current liabilities                                                      (507,256)
           Long-term liabilities                                                    (217,690)
           Future income tax liabilities                                            (530,000)
                                                                                ------------
           Fair value of tangible net assets                                       2,035,371
           Non-compete agreement                                                     325,712
           Goodwill                                                                  962,529

               Total cost of acquisition                                        $  3,323,612
                                                                                ============

2.   Inventories

                                                                  November 30          May 31
                                                                         2002            2002
Inventory as at November 30, 2002 was estimated
based upon gross margin percentage                               $  2,084,211    $  1,852,483

3.   Capital Assets

                                                              November 30, 2002
                                                         Cost     Accumulated             Net
                                                                 Amortization      Book Value
   Land                                          $    392,764    $          -    $    392,764
   Buildings                                        2,004,936         203,188       1,801,748
   Computer equipment                                  37,469           1,986          35,483
   Computer software                                   48,660           7,393          41,267
   Furniture and fixtures                              42,103           7,326          34,777
   Machinery and equipment                          1,520,780         865,505         655,275
   Vehicles                                            18,956           2,110          16,846
   Web site development costs                          30,826          10,130          20,696
                                                 --------------------------------------------

                                                 $  4,096,494    $  1,097,638    $  2,998,856
                                                 ============================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

3.   Capital Assets (continued)

                                                                 May 31, 2002
                                                         Cost     Accumulated             Net
                                                                 Amortization      Book Value
   Land                                          $    394,127  $            -    $    394,127
   Buildings                                        1,780,573         160,099       1,620,474
   Computer equipment                                  38,063               -          38,063
   Computer software                                   50,322               -          50,322
   Furniture and fixtures                              40,252           6,751          33,501
   Machinery and equipment                          1,511,764         806,557         705,207
   Web site development costs                          30,826           5,138          25,688
                                                 --------------------------------------------

                                                 $  3,845,927  $      978,545    $  2,867,382

                                                 --------------------------------------------

   Included in machinery and equipment is $133,362 (2001 - $42,001) of property that are held under capital leases.
   Depreciation and amortization expense amounted to $186,811 (2001 - $75,068). Of this amount $73,183 (2001 - $60,054) was included in cost of sales.

4.   Goodwill

                                                                   November 30           May 31
                                                                          2002             2002
   Goodwill                                                    $    1,015,289    $   1,015,289
   Less: Accumulated amortization                                     (52,760)         (52,760)
                                                               --------------------------------

                                                               $      962,529    $     962,529

5.   Intangible Assets

                                                                   November 30          May 31
                                                                          2002            2002
      Non-compete agreement (Note 1(b))                        $      325,713    $     325,712
      Less: Accumulated amortization                                  (32,571)               -
                                                               -------------------------------

                                                               $      293,142    $     325,712

6.   Bank Indebtedness

   API Electronics's bank indebtedness is secured by all of its assets pursuant to a general security agreement and in addition is guaranteed by two of its former major shareholders. The bank indebtedness is due on demand and bears interest at prime plus 1/2%. During the period ending November 30, 2002, the full amount of the bank indebtedness was repaid.

   The Company's wholly owned subsidiary, Filtran Canada has a line of credit of Cdn $1,000,000 with the Bank of Nova Scotia. As at November 30, 2002 the Company has borrowed $Nil (May 31, 2002-$42,343) against this line of credit. The line of credit bears interest at prime plus 1/2 percent and is secured by a special assignment of inventory, accounts receivable and unlimited guarantee from TCCL and a guarantee of Cdn $500,000 from CDL.

                                                      API Electronics Group Inc.
                                     Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

7.   Long-term Debt

                                                                      November 30          May 31
                                                                             2002            2002
                                                                     ----------------------------

   Promissory note payable to former shareholders of the Filtran
   Group, secured by a collateral mortgage on real property
   registered in Ontario and the issued and outstanding shares of the Filtran Group, repayable on May 31, 2004 plus interest at
   5% per annum                                                      $    958,344    $  1,954,270

   Bank term loans, secured by machinery and equipment, repayable in monthly instalments of $1,582 plus interest at a rate of
   approximately 8%                                                        49,499          95,145

   Loan payable, unsecured and non-interest bearing, repayable in
   monthly instalments of $1,000 (i)                                       39,000          39,000

   Mortgage payable, secured by real estate, repayable in blended monthly instalments of $3,737 at interest rates of 6.75% and
   8.75%                                                                  149,468         166,262

   Various equipment capital leases, with annual lease payments of $26,949 including interest at approximately 9%
                                                                           92,294         102,089
   Due to shareholder, non-interest bearing with no specific
   terms of repayment
                                                                           14,720          15,065
                                                                     ----------------------------

   Less: Current portion                                                1,303,325       2,371,831
                                                                          121,644       1,072,706
                                                                     ----------------------------

                                                                     $  1,181,681    $  1,299,125
                                                                     ============================

   (i) On March 16, 2001, the Company entered into a joint venture agreement with a Massachusetts Corporation for the use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001. During the year, the venture partners agreed to mutually end the agreement. The Company returned equipment valued at $120,000 and the Company's indebtedness was reduced by the same amount. As at November 30, 2002 the Company's indebtedness amounted to $39,000.

   The long-term debt repayable over the next five fiscal years is as follows:

          2003(6 months)  $    56,913
              2004          1,090,294
              2005             72,015
              2006             65,254
              2007             18,849

   Generally accepted accounting principles require disclosure of fair value of financial instruments. Fair value is the amount at which the instrument could be exchanged in a current transaction. Management has determined that there is no significant difference between the fair value and the carrying value of the long-term debt.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

8.     Income Taxes

     As at May 31, 2002 the significant components of future income tax assets consists of the following:

     Future income tax assets
       Loss carrying forwards                                      $    368,000
       Capital assets                                                    33,000
                                                                   -------------
                                                                        401,000
                                                                   -------------
     Future income tax liabilities
       Capital assets                                                  (445,000)
       Non-compete agreement                                            (98,000)
                                                                   -------------

                                                                       (543,000)
                                                                   -------------

     Valuation allowance                                               (388,000)
                                                                   -------------

                                                                   $   (530,000)
                                                                   =============

     A reconciliation between income taxes provided at actual rates and at the basic rate of 40.29% for federal and provincial taxes is as follows:

      Net loss                                                     $   (841,001)
                                                                   =============

      Recovery of income tax at statutory rates                    $   (339,000)
      Increase in taxes resulting from:
       Non-deductible items and other                                    16,000
       Tax reassessment 1998                                             16,642
       Change in valuation allowance                                    323,000
                                                                   -------------

       Provision for income taxes                                  $     16,642

     The Company has non-capital losses of approximately $914,000 to apply against future taxable income. These losses will expire as follows:
     $114,000 in 2006 and $800,000 in 2009.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

9.    Share Capital

      (a)  Authorized

           Unlimited special shares
           Unlimited common shares

      (b)  Issued Common Shares

                                                                                 Number of
                                                                                    Shares    Consideration
           (i)   Pre-business combination for API Electronics
                 Balance at June 1, 2000 and May 31, 2001                              100     $        100
                 Issued upon the conversion of Note (Note 9)                            97          902,422
                                                                                ---------------------------

                 Balance at August 31, 2001                                            197     $    902,522
                                                                                ===========================

           (ii)    Pre-business combination for the Company
                 Balance at April 30, 2001                                      13,179,020     $  2,985,416
                 Share consolidation (Note 1(a))                                (8,786,048)               -
                                                                                ---------------------------

                 Balance at August 31, 2001                                      4,392,972     $  2,985,416


           (iii)   Issued from date of reverse take-over
                 Share capital is comprised of the number of issued
                 and outstanding shares of the Company and the
                 stated capital of API Electronics                               4,392,972     $    902,522

                 Shares issued upon the reverse take-over (Note 1(a))            6,500,000        1,173,273
                 Shares issued upon exercise of stock options                      210,000          125,707
                 Shares issued upon exercise of warrants                         3,200,842        1,920,505
                 Shares issued upon exercise of broker warrants                    500,000          250,000
                 Shares issued as finders fee                                      100,000          270,000
                 Shares issued upon private placement                              500,000        1,175,000
                                                                                ---------------------------

                 Balance as at November 30, 2002                                15,403,814     $  5,817,007
                                                                                ---------------------------

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

9.    Share Capital (continued)

      (c)  Warrants
           Common shares purchase warrants ("Warrants")
           As at November 30, 2002 the following Warrants are outstanding and exercisable:

                                      Number     Share for     Exercise               Expiry
                                 Outstanding      Warrants        Price                 Date
                                 -----------------------------------------------------------
                                   1,649,579       1 for 1        $0.45    February 28, 2003
                                   1,649,579       1 for 1         0.75      August 30, 2003
                                     500,000       1 for 1         3.00        June 30, 2003

           The continuity of common share purchase warrants is as follows:

           Warrants outstanding, April 30, 2001                                      226,667
           Issued  - pursuant to advisory services                                   250,000
                   - pursuant to business acquisition (Note 1a)
           -   Series A                                                            3,250,000
           -   Series B                                                            3,250,000
           -   Series A - broker warrants                                            125,000
           -   Series B - broker warrants                                            125,000
           -   Private placement                                                     500,000
           Expired during the period                                                (226,667)
           Exercised
           -   Re: Advisory services                                                (250,000)
           -   Series A                                                           (1,600,421)
           -   Series B                                                           (1,600,421)
           -   Series A - broker warrants                                           (125,000)
           -   Series B - broker warrants                                           (125,000)
                                                                                  -----------

           Warrants outstanding, November 30, 2002                                 3,799,158
                                                                                  ===========

      (d)  Stock Options
           As at November 30, 2002 the following options are exercisable, except as indicated, and outstanding:

                                                      Number        Exercise                Expiry
                                   Issued to     Outstanding           Price                  Date
                                   ---------------------------------------------------------------
                                   Directors         150,000           $0.45       August 31, 2006
                                   Directors         150,000            0.75       August 31, 2006
                                   Directors          25,000 (i)        2.35         April 1, 2007

           (i)  5,000 vest July 2002 and 5,000 vest each year thereafter.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

9.    Share Capital (continued)

      (d)  Stock Options (continued)

           The continuity of stock options is as follows:                           Weighted
                                                                       Number of     Average
                                                                         Options       Price
                                                                       ---------------------
           Options outstanding, April 30, 2001                           123,667   $    7.08
             Cancelled                                                  (113,667)       7.65
             Granted- August 2001                                        500,000        0.60
                    - April, 2002                                         25,000        2.35
             Exercised                                                  (210,000)       0.60
                                                                       ---------------------

           Options outstanding, November 30, 2002                        325,000   $    0.73
                                                                       =====================

10.   Cash Flow Information

      (a)  Changes in non-cash working capital are as follows:

                                                 Six Months Ended         Three Months Ended
                                                   November 30                November 30
                                               2002          2001         2002          2001
                                       ------------------------------------------------------
    Accounts receivable                $   (99,283)  $  (186,152)  $  (107,915)  $    75,246
    Inventory                             (231,728)      (41,001)     (178,826)      (54,000)
    Marketable securities                 (251,727)            -      (188,730)            -
    Prepaid expenses                        12,289        36,535        23,246        28,789
    Accounts payable                       165,442       (65,909)       92,752      (151,803)
                                       ------------------------------------------------------

                                       $  (405,007)  $  (256,527)  $  (359,473)  $  (101,768)
                                       ------------------------------------------------------

       (b) Supplemental Cash Flow Information

                                                 Six Months Ended         Three Months Ended
                                                   November 30                November 30
                                               2002          2001         2002          2001
           Cash paid for interest      $     59,949  $     18,825  $    28,966   $     7,295
                                       -----------------------------------------------------

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

11.   Related party Transactions

      (a) Included in capital assets are web site development costs in the amount of $30,826 (May 31, 2002 - $30,826) paid to a company of which a shareholder of the company is a director.

      (b) Included in consulting expenses are fees of $19,317 (2001 - $4,756) paid to an individual who is a director and officer of the Company.

      (c) On July 1, 2001 the convertible promissory note held by a principal shareholder of API Electronics was converted into common shares of API Electronics (Note 9)

      These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

12.   Per Share Data

      The weighted average number of shares issued and outstanding for the period ended November 30, 2002 was 15,362,147. The number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse takeover is deemed to be the number of shares issued by the legal parent to the shareholders of the legal subsidiary as described in note 1(a). For the period from the date of the reverse takeover to the end of the fiscal year, the actual weighted average of shares issued during the period is used.

      The effect of the exercise of outstanding options and warrants would be anti-dilutive.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001


13.   Financial Instruments

      As at November 30, 2002 there were no significant differences between the carrying amounts and the fair values of these instruments.

      It is management's opinion that the Company is not exposed to significant interest rate, currency, or credit risk.

      Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

      Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company's revenue, management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.


14.   Commitments and Contingencies

      (a) Rent

          The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of November 30, 2002.

           2003 (6 months)    $ 13,476
           2004                 22,243
           2005                  9,889


      (b)       401(k) Plan
      During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                            (Unaudited)(Expressed in US Dollars)

November 30, 2002 and 2001

15.   Comparative Figures

      Comparative figures have been reclassified to conform to the current year presentation.

16.   Subsequent Events

      On December 17, 2002, the Company signed a letter of intent to acquire TM Systems Inc. of Albertson, New York. The acquisition is pending the completion of due diligence by the Company and the signing of a definitive purchase agreement. It is anticipated that the purchase will be an all cash acquisition in the amount of $3,000,000 with adjustments if certain sales revenues are not met. Although the acquisition is expected to close in early 2003, there can be no assurance that the purchase will be consummated.

      The acquisition is also contingent upon a minimum private placement financing of $2.4 million which was announced December 19, 2002. Under the terms of the financing, a minimum of 6 million units (and up to 8 million) will be offered with each unit consisting of one common share at $0.40 per share and a half-share purchase warrant. Each full share purchase warrant will entitle the holder to acquire one common share at a price of $0.60 for a period of two years following closing.